Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 2, 2009

iPath Exchange Traded Notes

iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® Dow Jones–UBS Cocoa Subindex Total ReturnSM ETN offers investors cost-effective exposure to cocoa as measured by the Dow Jones–UBS Cocoa Subindex Total Return SM (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or at early redemption1, based on the performance of the Index, less investor fees.

NOTE DETAILS MONTHLY INDEX RETURNS VS. S&P 500® INDEX

Ticker NIB

40%

Intraday indicative value ticker NIB.IV

30%

Bloomberg index ticker DJUBCCTR

CUSIP 06739H313 20% Primary exchange NYSE Arca 10% Yearly fee 0.75% 0% Inception date 06/24/08

-10%

Maturity date 06/24/38

Index Dow Jones-UBS Cocoa Subindex Total -20% ReturnSM

-30%

* The investor fee is equal to the Yearly Fee times the principal amount of your securities 1992 1994 1996 1998 2000 2002 2004 2006 2008 times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early Dow Jones-UBS Cocoa Subindex Total Return SM S&P 500 Index redemption, the investor fee will increase by an amount equal to the Yearly Fee times the Sources: Bloomberg, Dow Jones, UBS Securities LLC, S &P as of 09/30/09. principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided INDEX CORRELATIONS by the initial index level. The initial index level is the closing value of the index on the inception date of the securities. Dow Jones-UBS Cocoa Subindex Total ReturnSM 1.00 Dow Jones-UBS Commodity Index Total ReturnSM 0.52 ISSUER DETAILS S&P GSCI™ Total Return Index 0.35 Barclays Bank PLC long-term, unsecured obligations* S&P 500 Index 0.24 S&P rating AA- Barclays Capital U.S. Aggregate Bond Index 0.23 Moody’s rating Aa3 MSCI EAFE Index 0.35 The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath Sources: S&P, Dow Jones, UBS Securities LLC, Barclays Capital, MSCI Inc., Bloomberg, BGI ETNs rely on the rating of their issuer, Barclays Bank PLC. 09/04—09/09, based on monthly returns.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

¹ Investors may redeem at least 50,000 units of the iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® Dow Jones-UBS Cocoa Subindex Total ReturnSM ETN

The Dow Jones–UBS Cocoa Subindex Total ReturnSM is a sub-index of the Dow Jones–UBS Commodity Index Total ReturnSM and is intended to reflect the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index as well as the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Dow Jones–UBS Cocoa Subindex Total ReturnSM is a single-commodity sub-index currently consisting of one futures contract on the commodity of cocoa, which is included in the Dow Jones–UBS Commodity Index Total ReturnSM.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 9/30/09) 1-YEAR RETURN % 3-YEAR RETURN % 5-YEAR RETURN % STANDARD DEVIATION ANNUALIZED ANNUALIZED % ANNUALIZED*

Dow Jones-UBS Cocoa Subindex Total ReturnSM 18.98 24.48 12.36 30.75 Dow Jones-UBS Commodity Index Total ReturnSM -23.71 -4.91 -0.70 20.44 S&P GSCI™ Total Return Index -44.52 -10.80 -6.71 28.56 S&P 500 Index -6.91 -5.43 1.02 15.96 Barclays Capital U.S. Aggregate Bond Index 10.56 6.41 5.13 3.62 MSCI EAFE Index 3.23 -3.60 6.07 19.92

* Based on monthly returns for 09/04—09/09. Sources: S&P, Dow Jones, UBS Securities LLC, Barclays Capital, MSCI Inc., Bloomberg, BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of specific to industrial metals or energy-related commodities that might cause price volatility. These may the main risks see “Risk Factors” in the applicable prospectus. include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; offering to which this communication relates. Before you invest, you should read the prospectus variations in production costs; costs associated with regulatory compliance, including environmental and other documents Barclays Bank PLC has filed with the SEC for more complete information regulations; and changes in industrial, government and consumer demand, both in individual consuming about the issuer and this offering. You may get these documents for free by visiting www.iPathETN nations and internationally. Index components composed of futures contracts on agricultural products

.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange may be subject to additional factors specific to agricultural products that might cause price volatility. for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free

These may include weather conditions, including floods, drought and freezing conditions; pestilence;

1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. changes in government policies; planting decisions; and changes in demand for agricultural products, iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured both with end users and as inputs into various industries. Index components composed of futures debt. The Securities are riskier than ordinary unsecured debt securities and have no principal contracts on precious metals may be subject to additional factors specific to precious metals that protection. Risks of investing in the Securities include limited portfolio diversification, trade price might cause price volatility. These may include disruptions in the supply chain, variations in production fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to costs, costs associated with regulatory compliance, including environmental regulations, changes in direct investment in index or index components. The investor fee will reduce the amount of your return industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing at maturity or on redemption, and as a result you may receive less than the principal amount of your rates, currency exchange rates, the level of economic growth and inflation and the degree to which investment at maturity or upon redemption of your Securities even if the value of the relevant index has consumers, governments, corporate and financial institutions hold physical gold or silver as a safe increased. An investment in iPath ETNs may not be suitable for all investors. haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value The Securities may be sold throughout the day on the exchange through any brokerage account. There of other assets (both financial and physical) or changes in the level of geopolitical tension. are restrictions on the minimum number of Securities you may redeem directly with the issuer as “Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity Index SM”, “DJ-UBSCISM”, “Dow specified in the applicable prospectus. Commissions may apply and there are tax consequences in the Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, event of sale, redemption or maturity of Securities. Sales in the secondary market may result in “Dow Jones-UBS Aluminum Subindex Total ReturnSM”, “Dow Jones-UBS Cocoa Subindex Total ReturnSM significant losses. “, “Dow Jones-UBS Coffee Subindex Total ReturnSM”, “Dow Jones-UBS Copper Subindex Total ReturnSM

“, “Dow Jones-UBS Cotton Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar

“, “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS Industrial Metals Subindex Total markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage ReturnSM”, “Dow Jones-UBS Lead Subindex Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total commissions.

ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM”, “Dow Jones-UBS Nickel Subindex Barclays Capital Inc. and its affiliates do not provide tax advice and nothing contained herein should be Total ReturnSM”, “Dow Jones-UBS Platinum Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein Subindex Total ReturnSM”, “Dow Jones-UBS Softs Subindex Total ReturnSM”, “Dow Jones-UBS Sugar (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are service marks of Dow purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not based on your particular circumstances from an independent tax advisor. sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) The index components for iPath ETNs linked to commodities indexes are concentrated in the or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any commodities sector. The market value of the Securities may be influenced by many unpredictable of their affiliates makes any representation or warranty, express or implied, to the owners of or factors, including, where applicable, highly volatile commodities prices, changes in supply and demand counterparts to the Securities based on the indices or any member of the public regarding the I0609 relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other—advisability of investing in securities or commodities generally or in the Securities based on any of the governmental policies, action and inaction. Index components that track the performance of a single NIB indices particularly. iP—commodity, or index components concentrated in a single sector, are speculative and may typically ©2009 Barclays Back PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the 1209 affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant property, and used with the permission, of their respective owners.

- commodity. These factors may affect the value of the index and the value of your Securities in varying

0148 ways. Not FDIC Insured • No Bank Guarantee • May Lose Value

iP -

In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors

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